UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Global Blue Group Holding AG (the “Company”) held its Extraordinary General Meeting on May 6, 2025. Please refer to Exhibit 99.1 to this Form 6-K for the slate of matters approved at the aforementioned extraordinary general meeting.

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-267850, 333-274233, 333-280087 and 333-282068) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: May 7, 2025	By: /s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	May 2025 - Extraordinary General Meeting Results